UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2015

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

Green Square-Bâtiment D

80/84 rue des Meuniers

92220 Bagneux France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Enclosed hereto and incorporated herein by reference are copies of the following items in connection with DBV Technologies S.A.’s Mixed General Assembly to be held on June 23, 2015 at 9:00 A.M. (local time), at Green Square - Bât. D, 80/84 Rue des Meuniers - 92220 Bagneux - France.

Exhibit	Description

99.1	Publication of the Resolutions Proposed to the Mixed General Assembly of DBV Technologies

99.2	Agenda and Proposed Resolutions for Mixed General Assembly on June 23, 2015

99.3	Proxy card for use by shareholders in connection with the Mixed General Assembly on June 23, 2015

99.4	Proxy card for use by ADS holders in connection with the Mixed General Assembly on June 23, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: June 1, 2015	By:	/s/ David Schilansky
David Schilansky
Chief Operating Officer